Exhibit 99.23

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Dennis Renda

I, Dennis Renda, P.Eng., as an author of this report entitled “Great Bear Gold Project Ontario, Canada - Voluntary National Instrument 43-101 Technical Report” with an effective date of September 1, 2024, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am a Principal Geotechnical Engineer with WSP Canada Inc., of 6925 Century Avenue, Suite 600, Mississauga, ON Canada L5N 7K2.

2)	I am a graduate of Lakehead University, Thunder Bay, in 2005 with a B.Eng. in Civil Engineering.

3)	I am registered as a Professional Engineer in the Province of Ontario (Licence/File # 100102319). I have practiced my profession for nineteen years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	I have been working in mine waste consulting for nineteen years and during that time provided support for engineering reports in similar geologic settings in Ontario.

4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)	I visited the Great Bear Project on August 8 to 10, 2022.

6)	I am responsible for Sections 18.5 (TMF), 18.6 (Water Management), 18.7 (Mine Rock and Overburden Stockpiles), 21.1 (TMF capital costs), and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.

7)	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have been actively involved with the property that is the subject of the Technical Report since July of 2022.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Dated this 10th day of September, 2024

(Signed and Sealed) Dennis Renda

Dennis Renda, P.Eng.